Sub-Item 77C
Submission of matters to a vote of security holders

A special meeting of shareholders was held on October
5, 2015, to vote on the following proposals. Each proposal received the required number of votes and was adopted. A summary of voting results is listed below each proposal.

Proposal 1:
To approve a change in the fund's concentration policy
so that the fund "may not concentrate its investments in
securities of issuers in a particular industry (other than
securities issued or guaranteed by the U.S. government
or any of its agencies or instrumentalities)."
For
$ 1,258,346,572
Against
$        8,787,215
Abstain
$        3,586,036
Broker non-votes
N/A
TOTAL
$ 1,270,719,823


Proposal 2:
To approve a change in the fund's investment objective
to "the fund seeks current income while maintaining
liquidity and preserving capital."
For
$ 1,262,009,471
Against
$        5,228,300
Abstain
$        3,482,052
Broker non-votes
N/A
TOTAL
$ 1,270,719,823